DIRECT DIAL: 212.451.2333
EMAIL: SWOLOSKY@OLSHANLAW.COM

September 30, 2010

Mellissa Duru, Esq.
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C.  20549

Re:	Cypress Bioscience, Inc.
Schedule TO-T
Filed September 15, 20, and 21, 2010 by Ramius V&O Acquisition
LLC and Ramius Value and Opportunity Advisors LLC
File No. 5-35589

Schedule 13D/A filed August 12, 2010 by Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Enterprise Master Fund Ltd, Ramius Value and Opportunity Advisors LLC, Ramius Optimum Investments LLC, Ramius V&O Acquisition LLC, Cowen Overseas Investment LP, Ramius Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, and C4S & Co., L.L.C.

Dear Ms. Duru:

We acknowledge receipt of the letter of comment dated September 22, 2010 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Ramius Value and Opportunity Advisors LLC (“Ramius”) and Ramius V&O Acquisition LLC (“Purchaser”) and provide the following response on their behalf.  Enclosed herewith is Amendment No. 3 to Ramius’ and Purchaser’s Tender Offer Statement on Schedule TO-T, as amended (the “Schedule TO”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule TO.  For your convenience, we have reproduced the Staff’s comments before each response.

September 30, 2010

Schedule TO
General

1.
We refer to the exhibits filed to Schedule TO that reference the safe harbor protections of the Private Securities Litigation Reform Act of 1995.  The safe harbor protections for forward-looking statements contained in the referenced federal securities laws do not apply, by their terms, to statements made in connection with a tender offer.  See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934.  Please revise the Schedule TO to indicate that the safe harbor protections do not extend to any of the forward-looking statements made in connection with this offer.  See also telephone interpretation I.M.2 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance.  Finally, confirm supplementally that you will make these clarifications in all future filings that are made in connection with the tender offer, whether they include press releases, investor presentations or correspondence with Cypress.

Response: The Schedule TO has been revised to address the concerns raised by the Staff. We confirm on Ramius’ and Purchaser’s behalf that Ramius and Purchaser will refrain from making further such references in all future communications that are made in connection with the Offer, whether they include press releases, investor presentations or correspondence with Cypress Bioscience, Inc. (“Cypress”).

2.
We refer to the Schedule 13D and amendments thereto filed by Ramius LLC and affiliates.  In the Offer to Purchase, persons identified in the Schedule 13D are identified collectively as the Ramius Group.  We note the involvement of the Ramius Group in the lead up to the pending offer.  Ramius LLC has also filed the Schedule TO under its CIK.  Based on disclosure contained in Schedule 13D, the Offer to Purchase and the filings of Ramius LLC, please revise to include on the cover page of the Schedule TO-T, and provide disclosure for, all other filing persons that are part of the Ramius Group.  Alternatively, advise us of why this is unnecessary.  Refer to Item 3 of Schedule TO and Exchange Act Rule 14d-1(g)(2).

Response: As the Staff explained in “Identifying the Bidder in a Tender Offer” in Section II.D.2 of the “Current Issues and Rulemaking Projects” outline (the “Excerpt”), and in accordance with Rule 14d-3(a)(1) of the Exchange Act, each bidder in a tender offer must file a Schedule TO to disseminate the information required thereby. We respectfully submit that the only two bidders in the Offer are Ramius, as the parent company, and Purchaser, as the acquisition entity formed for the purpose of making the Offer, which entities are already listed on the cover page of the Schedule TO. Based on the particular facts and circumstances of the Offer, we do not consider any other members of the Ramius Group to be bidders in the Offer. We do not believe that the relationships among the members of the Ramius Group, including Ramius and Purchaser, require that any additional members of the Ramius Group be deemed bidders. Furthermore, Ramius is an established investment firm with substantive operations and assets apart from those related to the Offer. Based on this, we do not believe it is necessary for the Staff to go further up the chain of ownership to analyze whether the other members of the Ramius Group should be deemed bidders.  We confirm on behalf of Ramius and Purchaser that all future filings with the SEC made by Purchaser and/or Ramius in connection with the Offer will be under a new CIK obtained by Ramius Value and Opportunity Advisors LLC for use in its Offer.

September 30, 2010

In addition, we submit that all information enumerated in Instruction C of Schedule TO has been disclosed for each and every member of the Ramius Group, not just for Ramius and Purchaser. We direct the Staff’s attention to Section 9 – “Certain Information Concerning Ramius and Purchaser,” Section 10 – “Background of the Offer,” Section 11 – “Purpose of the Offer and the Proposed Merger; Statutory Requirements; Appraisal Rights; ‘Going-Private’ Transactions,” and Schedule I to the Offer to Purchase, and to the Offer to Purchase generally, for reference to such disclosure.

3.
As noted in Exchange Act Rule 14d-1(g)(2), the term “bidder” is defined as any person who makes a tender offer or “on whose behalf a tender offer is made.”  Thus, the bidder concept encompasses persons or entities other than the actual purchaser of securities in a tender offer.  We note that the terms of the financing commitment between the bidders and Royalty Pharma Finance Trust contemplate the financing of the tender offer in exchange for Royal Pharma’s acquisition of (1) a security interest in the capital stock and assets of Cypress Bioscience, Inc. acquired by the Ramius Group and (2) the exchange for a percentage of Cypress’s royalty interest in the worldwide net sales of Savella.  As noted above, the concept of “bidder” encompasses any entity “on whose behalf a tender offer is made.”  Given Royalty Pharma’s involvement in the financing of the offer and the terms pursuant to which it has agreed to fund the tender offer, please provide us with your legal analysis of whether Royalty Pharma is also a bidder in the current tender offer.  Refer generally to “Identifying the Bidder in a Tender Offer” in Section II.D.2 of the “Current Issues and Rulemaking Projects” outline (November 2000) available on our web site at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm.  Note that any bidders added must be clearly identified and must individually satisfy the disclosure, filing and dissemination requirements of Schedule TO and Regulation 14D.  Further, adding new bidders may require you to extend the Offer and disseminate new offering materials, depending on the materiality of the new disclosure you provide.

Response: We acknowledge the Staff’s comment and hereby provide the following supplemental legal analysis detailing the reasons we believe Royalty Pharma is not a “bidder” in the Offer.  First, we acknowledge that the “bidder” concept encompasses persons or entities other than the actual purchaser of securities in a tender offer, including any entity “on whose behalf a tender offer is made.”  However, for the following reasons relating to the facts and circumstances of the Offer, including Royalty Pharma’s role relating thereto, we respectfully submit that Royalty Pharma is not, and should not be deemed to be, a “bidder” with respect to the Offer:

•
Royalty Pharma’s role in connection with the Offer is to provide financing to Ramius and Purchaser so that Ramius and Purchaser will have the funds necessary to pay the offer price for all shares in the Offer.

September 30, 2010

•	Royalty Pharma did not play any role in initiating or negotiating the Offer. Its role with regard to the Offer relates solely to the financing of the Offer.

•
Royalty Pharma has no control whatsoever over Ramius or Purchaser, either directly or indirectly, and Royalty Pharma had no role in the formation of the Purchaser as the acquisition vehicle nor caused it to be formed.

•
Royalty Pharma’s rights arising under its commitment letter for the RP Financing give Royalty Pharma no control over material decisions relating to the Offer, including but not limited to, whether to extend the Offer, whether to waive certain conditions of the Offer, determining whether certain conditions of the Offer have been satisfied and whether to increase or decrease the amount of consideration offered in the Offer.

•
While Royalty Pharma will be granted a first priority perfected lien on, and security interest in, all of the shares acquired in the Offer and, following the closing of the proposed short-form merger, all assets of Cypress, Royalty Pharma will not beneficially own any shares of Cypress purchased by Purchaser in the Offer.

While we acknowledge that the determination of the “bidder” pursuant to Rule 14d-1(g)(2) does not necessarily stop at the entity used to make the Offer and purchase the securities, we relied on the above factors in determining that Royalty Pharma should not be deemed a “bidder.”

4.
We note that while the Offeror has received a commitment letter to finance the purchase of securities, the offer is subject to a financing condition.  Generally, when an Offeror’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed.  Under Rule 14d-3(b)(1), an Offeror is required to promptly file an amendment to its Schedule TO disclosing this material change.  Please confirm that the Offeror will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d).  In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer.  Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Response: Ramius and Purchaser acknowledge the Staff’s position and confirm that, upon satisfaction of the financing condition, they will extend the Offer, if necessary, so that the Offer remains open for at least five business days thereafter. We confirm on Ramius’ and Purchaser’s behalf that they will disseminate disclosure of satisfaction of the financing condition in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d).

September 30, 2010

Exhibit (a)(1)(A): Offer to Purchase
Source and Amount of Funds, page 23

5.	Refer to Item 1007(b) of Regulation M-A. Please disclose the alternate financing plans should the primary financing plans fall through. If none, so state.

Response: We have revised the Offer to Purchase to address the Staff’s concern.

Dividends and Distributions, page 25

6.
We note the disclosure that if Cypress, after September 15, 2010 “declares or pays any dividend or issues with respect to the Shares any additional Shares,” then the purchase price payable by you will be reduced to the extent any payment is made in cash.  Please note that in our view, if you reduce the offer consideration by the amount of any dividend or distributions declared by the company, you must inform security holders of this development and may be required to extend the offer to allow shareholders time to react in accordance with Rules 14d-4(d) and 14e-1(b).  Please revise your disclosure to reflect that an adjustment to the offer consideration due to any dividends or other distributions declared with respect to his or her tendered shares may require an extension of the offer in accordance with Rules 14d-4(d) and 14e-1(b).

Response: We have revised the Offer to Purchase to address the Staff’s concern.

Conditions of the Offer, page 25

7.
When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm the bidders’ understanding in your response letter.

Response: We confirm on Ramius’ and Purchaser’s behalf their understanding that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, Ramius and Purchaser should inform stockholders how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

September 30, 2010

Schedule 13D/A filed August 12, 2010

8.
We note disclosure in the August 11, 2010 letter filed as an exhibit that indicated Ramius had heard from several stockholders who wanted maximum value for their shares through a negotiated transaction involving the target company and Ramius.  We similarly note that Schedule 13D filing made by RA Capital Management LLC and its affiliates on September 13, 2010 in which it outlined in a letter to the Board, its views regarding the Ramius offer.  Please advise us supplementally of any contacts between RA Capital Management LLC, other 5% or greater stockholders and Ramius from July 2010 through to the present, inclusive of the substance of any discussions regarding the tender offer and/or proposed course of action involving either or both parties.  We may have further comment.

Response: Ramius and Purchaser acknowledge the Staff’s comment, and we provide the following supplemental response on their respective behalves.  Since Ramius first publicly proposed to acquire the Company in a letter dated July 19, 2010, Ramius has been contacted by, and has engaged in general discussions with, several stockholders of the Company regarding Ramius’ acquisition proposal and certain information in connection therewith, including but not limited to, Ramius’ public views on the Company’s strategy and why Ramius believes its offer is in the best interests of the Company’s stockholders.   Ramius has limited the substance of such discussions to subject matter that has been covered in its public letters and press releases to date.  For avoidance of doubt, Ramius did not have any contacts with any 5% or greater stockholders prior to making its public acquisition proposal on July 19, 2010.  The only 5% or greater stockholders with which Ramius has had contacts thereafter through the present are RA Capital Management LLC (“RA Capital”) and Wellington Management Company, LLP (“Wellington”).

Ramius was first contacted by RA Capital on or around July 26, 2010 to see if Ramius representative was interested in having a call to discuss certain of the information contained in the July 19, 2010 letter.  On or around July 29, 2010, a representative of RA Capital and a representative of Ramius had a telephone conversation, during which the Ramius representative generally described the background of Ramius’ offer to acquire the Company, including an overview of the information contained in Ramius’ July 19, 2010 letter to the Company’s Board.

On August 3, 2010, the Company publicly announced that it had discontinued its rights under its agreement with Forest Laboratories to co-promote Savella®.  Ramius made public a letter to the Board on August 5, 2010 in which it highlighted, among other things, its serious concerns regarding Cypress’ announced discontinuation of the co-promote.  The Company issued a press release on August 6, 2010 in which it rejected Ramius’ acquisition proposal.  The RA Capital representative and the Ramius representative spoke on or around August 6, 2010 to discuss these developments and information contained in Ramius’ August 5, 2010 letter.

On August 25, 2010, the Company announced the in-licensing of Alexza’s Staccato nicotine technology and the acquisition of Marina Biotech’s carbetocin development program.  The Ramius representative and the RA Capital spoke on or around August 26, 2010 to discuss this latest development.

September 30, 2010

On September 13, 2010, RA Capital publicly issued a letter to the Company’s Board criticizing the Board for, among other things, failing to negotiate with Ramius and for continuing its pipeline strategy.  The Ramius representative and the RA Capital spoke on or around September 17, 2010 and discussed information contained in RA Capital’s letter and information contained in Ramius’ tender offer.

The Ramius representative and the RA Capital representative last spoke on September 27, 2010, during which the Ramius representative answered certain questions that RA Capital had with regard to the terms of Ramius’ Offer.

Ramius had a conversation with representatives of Wellington on July 28, 2010.  During this conversation, the Ramius representative generally described the background of Ramius’ offer to acquire the Company, including an overview of the information contained in Ramius’ July 19, 2010 letter to the Company’s Board, including its beliefs why Ramius’ offer is in the best interests of the Company’s stockholders.

Ramius spoke again with Wellington on September 29, 2010 to discuss the tender offer in the context of the Company’s solicitation/recommendation statement on Schedule 14D-9 and the information contained in the Company’s press release dated September 28, 2010, including the announcement of an evaluation of strategic alternatives to maximize shareholder value and the adoption of a shareholder rights plan.

I welcome a further discussion on any of our points addressed within this response letter.  I may be reached at (212) 451-2333.

Very truly yours,

/s/ Steve Wolosky

Steve Wolosky

Ramius V&O Acquisition LLC
c/o Ramius Value and Opportunity Advisors LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022

September 30, 2010

Mellissa Duru, Esq.
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C.  20549

Re:	Cypress Bioscience, Inc.
Schedule TO-T
Filed September 15, 20, and 21, 2010 by Ramius V&O Acquisition
LLC and Ramius Value and Opportunity Advisors LLC
File No. 5-35589

Schedule 13D/A filed August 12, 2010 by Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Enterprise Master Fund Ltd, Ramius Value and Opportunity Advisors LLC, Ramius Optimum Investments LLC, Ramius V&O Acquisition LLC, Cowen Overseas Investment LP, Ramius Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, and C4S & Co., L.L.C.

Ladies and Gentlemen:

The undersigned, Ramius V&O Acquisition LLC (“Ramius”), acknowledges that in connection with responding to comments from the Securities and Exchange Commission (the “Commission”) and Commission Staff, (a) Ramius is responsible for the adequacy and accuracy of the disclosure in the above referenced filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above referenced filings; and (c) Ramius may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RAMIUS V&O ACQUISITION LLC

By:	/s/ Owen Littman
Name:	Owen Littman
Title:	Authorized Signatory

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022

September 30, 2010

Mellissa Duru, Esq.
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C.  20549

Re:	Cypress Bioscience, Inc.
Schedule TO-T
Filed September 15, 20, and 21, 2010 by Ramius V&O Acquisition
LLC and Ramius Value and Opportunity Advisors LLC
File No. 5-35589

Schedule 13D/A filed August 12, 2010 by Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Enterprise Master Fund Ltd, Ramius Value and Opportunity Advisors LLC, Ramius Optimum Investments LLC, Ramius V&O Acquisition LLC, Cowen Overseas Investment LP, Ramius Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, and C4S & Co., L.L.C.

Ladies and Gentlemen:

The undersigned, Ramius Value and Opportunity Advisors LLC (“Ramius”), acknowledges that in connection with responding to comments from the Securities and Exchange Commission (the “Commission”) and Commission Staff, (a) Ramius is responsible for the adequacy and accuracy of the disclosure in the above referenced filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above referenced filings; and (c) Ramius may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC

By:	/s/ Owen Littman
Name:	Owen Littman
Title:	Authorized Signatory